UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

05 April 2012
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Annual Information Update

CRH plc

ANNUAL INFORMATION UPDATE ("AIU")

CRH plc (the "Company") published its Annual Report for the year ended 31st December 2011 on 27th March 2012.  This annual information document has been prepared by the Company in accordance with the provisions of Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No 324 of 2005) and has been filed with the Central Bank of Ireland (the "Central Bank") in accordance with the provisions of the Prospectus Rules issued by the Central Bank. The Company is also publishing the AIU via a Regulatory Information Service today, 5th April 2012, and making it available in the Investors section of its website, www.crh.com, under News & Events, and is not relying solely on the Central Bank to fulfil its obligation to publish the AIU in accordance with the provisions of Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005).

List of Announcements and Filings

The following is a list of all announcements and filings of a regulatory nature, i.e. as prescribed by the rules of the markets on which the securities are admitted to trading, in the previous 12 months, together with the date of the release.  This includes all announcements and filings made under the rules of the UK Listing Authority and the Irish Stock Exchange.  This also includes all Companies Registration Office filings during the period, which are listed separately from the market filings.

(i) Regulatory announcements and filings made to the UK Listing Authority and Irish Stock Exchange via a Regulatory Information Service

20-Apr-11	Annual Information Update
21-Apr-11	Transaction in Own Shares
28-Apr-11	Transaction in Own Shares
28-Apr-11	2010 Final Dividend - Scrip Alternative
03-May-11	Total Voting Rights
04-May-11	Interim Management Statement
04-May-11	Directorate Change
04-May-11	Result of AGM
10-May-11	Director/PDMR Shareholding
12-May-11	Transaction in Own Shares
13-May-11	Holding(s) in Company
19-May-11	Transaction in Own Shares
26-May-11	Transaction in Own Shares
31-May-11	Transaction in Own Shares
31-May-11	Total Voting Rights
02-Jun-11	Transaction in Own Shares
17-Jun-11	Transaction in Own Shares
30-Jun-11	Transaction in Own Shares
30-Jun-11	Total Voting Rights
05-Jul-11	Holding(s) in Company
06-Jul-11	CRH plc H1 2011 Development Strategy Update
07-Jul-11	Transaction in Own Shares
14-Jul-11	Transaction in Own Shares
18-Jul-11	Holding(s) in Company
26-Jul-11	Senior Management Change
28-Jul-11	Transaction in Own Shares
29-Jul-11	Total Voting Rights
11-Aug-11	Transaction in Own Shares
11-Aug-11	ICC Decision in relation to Secil Portuguese JV
16-Aug-11	Interim Results 2011
24-Aug-11	Director/PDMR Shareholding
30-Aug-11	Holding(s) in Company
30-Aug-11	2011 Interim Dividend Scrip Alternative
30-Aug-11	Director/PDMR Shareholding
31-Aug-11	Total Voting Rights
02-Sep-11	Transaction in Own Shares
09-Sep-11	2011 Interim Dividend Scrip Alternative
22-Sep-11	Transaction in Own Shares
30-Sep-11	Blocklisting Interim Review
30-Sep-11	Total Voting Rights
10-Oct-11	Director/PDMR Shareholding
12-Oct-11	Holding(s) in Company
13-Oct-11	Transaction in Own Shares
13-Oct-11	2011 Interim Dividend - Scrip Alternative
20-Oct-11	Transaction in Own Shares
21-Oct-11	Director/PDMR Shareholding
26-Oct-11	Non-Executive Board Appointment
27-Oct-11	Transaction in Own Shares
28-Oct-11	Total Voting Rights
28-Oct-11	Director Declaration
03-Nov-11	Transaction in Own Shares
08-Nov-11	Amendment to Share Listings
08-Nov-11	Interim Management Statement
17-Nov-11	Transaction in Own Shares
18-Nov-11	Director/PDMR Shareholding
18-Nov-11	Director/PDMR Shareholding
22-Nov-11	Director/PDMR Shareholding
29-Nov-11	Financial Calendar 2012
30-Nov-11	Transaction in Own Shares
30-Nov-11	Total Voting Rights
07-Dec-11	Board Member Retirement
08-Dec-11	Announcement re Entry to FTSE UK Index Series
15-Dec-11	Transaction in Own Shares
22-Dec-11	Transaction in Own Shares
22-Dec-11	Notice of Substitution of Issuer
28-Dec-11	Transaction in Own Shares
30-Dec-11	Total Voting Rights
04-Jan-12	Transaction in Own Shares
04-Jan-12	CRH plc H2 2011 Development Update
05-Jan-12	Transaction in Own Shares
12-Jan-12	Transaction in Own Shares
19-Jan-12	Transaction in Own Shares
26-Jan-12	Transaction in Own Shares
31-Jan-12	Total Voting Rights
02-Feb-12	Transaction in Own Shares
09-Feb-12	Transaction in Own Shares
20-Feb-12	Senior US Management Changes
22-Feb-12	Appointment of Chairman Designate
22-Feb-12	Non-Executive Board Appointment
23-Feb-12	Transaction in Own Shares
27-Feb-12	Director Declaration
28-Feb-12	Preliminary Results Announcement
29-Feb-12	Transaction in Own Shares
29-Feb-12	Total Voting Rights
01-Mar-12	Director/PDMR Shareholding
02-Mar-12	Transaction in Own Shares
08-Mar-12	Transaction in Own Shares
08-Mar-12	Director/PDMR Shareholding
13-Mar-12	2011 Final Dividend Scrip Alternative
13-Mar-12	Director/PDMR Shareholding
15-Mar-12	Transaction in Own Shares
22-Mar-12	Transaction in Own Shares
22-Mar-12	Holding(s) in Company
22-Mar-12	Director/PDMR Shareholding
27-Mar-12	Announcement re 2011 Annual Report & Scrip Dividend
29-Mar-12	Transaction in Own Shares
29-Mar-12	Announcement re Annual Report on Form 20-F
30-Mar-12	Total Voting Rights
02-Apr-12	Blocklisting Interim Review
03-Apr-12	Director/PDMR Shareholding
05-Apr-12	Transaction in Own Shares

In addition to the above, the Company made the following filing with the United States Securities and Exchange Commission (the "SEC") via the EDGAR filing system:

• 2011 Annual Report on Form 20-F on 28th March 2012;

(ii) Companies Registration Office Filings

26-Apr-11	Return for Re-issue of Treasury Shares
10-May-11	G1P - Special Resolution
12-May-11	B10 - Change in Directors/Secretary
23-May-11	B5 - Return of Allotments
23-May-11	B6 - Particulars of a Contract Relating to Shares
16-May-11	Return for Re-issue of Treasury Shares
20-Jun-11	B1 - Annual Return & Financial Statement for the year ended 31/12/2010
10-Jun-11	Return for Re-issue of Treasury Shares
12-Jul-11	Return for Re-issue of Treasury Shares
29-Jul-11	Return for Re-issue of Treasury Shares
05-Sep-11	Return for Re-issue of Treasury Shares
03-Oct-11	Return for Re-issue of Treasury Shares
11-Nov-11	B5 - Return of Allotments
11-Nov-11	B6 - Particulars of a Contract Relating to Shares
08-Nov-11	B10 - Change in Directors/Secretary
07-Nov-11	Return for Re-issue of Treasury Shares
13-Dec-11	Return for Re-issue of Treasury Shares
06-Jan-12	B10 - Change in Directors/Secretary
06-Jan-12	Return for Re-issue of Treasury Shares
07-Feb-12	Return for Re-issue of Treasury Shares
01-Mar-12	B10 - Change in Directors/Secretary
06-Mar-12	Return for Re-issue of Treasury Shares
04-Apr-12	Return for Re-issue of Treasury Shares

Availability of the full text of the Announcements/Filings

Details of all regulatory announcements are available on the websites of the London Stock Exchange, the Irish Stock Exchange and the SEC (www.londonstockexchange.com, www.ise.ie and www.sec.gov respectively). Copies of any filings made with the Companies Registration Office are available from the Companies Registration Office (www.cro.ie).

Accuracy of the Information

The information referred to in this update was up to date at the time the information was published but some information may now be out of date.

5th April 2012

Contact:

N. Colgan
Company Secretary, CRH plc
Tel: 00 3531 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date  05 April 2012

By:___/s/Maeve Carton___
M. Carton
Finance Director